CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-229262 on Form F-10 of our report dated April 1, 2019 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (“Northern Dynasty Minerals Ltd.”) appearing in this Annual Report on Form 40-F of Northern Dynasty Minerals Ltd. for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

April 1, 2019